Exhibit 99.1

eFuture Information Technology Inc. Announces Delay in Filing of Annual Report on Form 20-F

BEIJING, July 15 /PRNewswire-Asia/ -- eFuture Information Technology Inc. (Nasdaq: EFUT, the “Company”), a leading provider of software and services in China’s rapidly growing retail and consumer goods industries, today announced that it would delay filing its annual report on Form 20-F for the fiscal year ended December 31, 2008 (the “2008 20-F”).

The delay is principally due to the Company’s determination to review its accounting for certain convertible notes issued in 2007 in connection with a private placement of securities with three institutional investors (the “2007 Notes”). The 2007 Notes consisted of $10 million in senior notes convertible into the Company’s ordinary shares at an initial rate of $24.99 per share (subsequently reset to $19.00 per share on June 11, 2008). As of July 15, 2009, the institutional investors have converted, in the aggregate, $9 million of the 2007 Notes into the Company’s ordinary shares.

In connection with its review, the Company has engaged Marsh, an independent valuation firm to provide additional guidance regarding the 2007 Notes. Pending the completion of Marsh’s review, the Company cannot estimate at this time whether any adjustments to previously announced financial results will be required.

Because the Company has delayed its filing of the 2008 20-F, it anticipates that it will shortly receive a notice from the NASDAQ Stock Market that it is not in compliance with NASDAQ Marketplace Rule 5250(c)(1). Rule 5250(c)(1) requires listed companies to file periodic financial reports like the Form 20-F with the Securities and Exchange Commission on or before the date they are required to be filed. The Company expects that this notice will be issued in accordance with standard NASDAQ procedures and that the notification will not have an immediate effect on the listing of the Company’s ordinary shares.

The Company is working diligently to complete the assessment process and intends to file the 2008 20-F as promptly as possible.

About eFuture Information Technology Inc.

eFuture Information Technology Inc. (NASDAQ: EFUT) is a leading provider of software and services in China’s rapidly growing retail and consumer goods industries. eFuture provides integrated software and services to manufacturers, distributors, wholesalers, logistics companies and retailers in China’s front-end supply chain (from factory to consumer) market, especially in the retail and fast moving consumer goods industries. eFuture currently serves over 15 Fortune 500 companies, over 1,000 retailers and over 5,000 suppliers operating in China. eFuture is one of IBM’s premier business partners in Asia Pacific and is a strategic partner with Oracle, Microsoft, JDA, Motorola and Samsung Network China. eFuture has more than 600 employees and 20 branch offices across China. For more information about eFuture, please visit http://www.e-future.com.cn/ .

Safe Harbor

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, 2009 financial outlook and quotations from management in this announcement, as well as strategic and operational plans, contain forward-looking statements. eFuture may also make written or oral forward-looking statements in periodic reports to the Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to second parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: eFuture’s anticipated growth strategies; eFuture’s future business development, results of operations and financial condition; expected changes in the Company’s revenues and certain cost or expense items; eFuture’s ability to attract customers and leverage its brand; trends and competition in the software industry; the Company’s ability to control expenses and maintain profit margins; the Company’s ability to hire, train and retain qualified managerial and other employees; the Company’s ability to develop new software and pilot new business models at desirable locations in a timely and cost-effective manner; the performance of third parties under contracts with the Company; the expected growth of the Chinese economy software market in retail and consumer goods industries; and Chinese governmental policies relating to private managers and operators of software and applicable tax rates.

Further information regarding these and other risks is included in eFuture’s annual report on Form 20-F and other documents filed with the SEC. All information provided in this press release and in the attachments is as of June 19, 2009, and the Company undertakes no duty to update such information or any other forward-looking information, except as required under applicable law.

    For more information, please contact:

    Investor Contact:
     Troe Wen, Company Secretary
     eFuture Information Technology Inc.
     Tel:   +86-10-5293-7699
     Email: ir@e-future.com.cn

    Investor Relations (US):
     Mahmoud Siddig
     Taylor Rafferty
     Tel:   +1-212-889-4350
     Email: eFuture@Taylor-Rafferty.com

    Investor Relations (HK):
     Ruby Yim
     Taylor Rafferty
     Tel:   +852-3196-3712
     Email: eFuture@Taylor-Rafferty.com

    Media Contact:
     Jason Marshall
     Taylor Rafferty
     Tel:   +1-212-889-4350
     Email: eFuture@Taylor-Rafferty.com